UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Management Presentation dated 29 June 2023

Notice of Management Presentation

Rentokil Initial plc (the "Company") will announce its Interim Results for the six months ended 30 June 2023 on Thursday, 27 July 2023. A management presentation and Q&A for investors and analysts will be held on 27 July from 9.15am at the offices of Goldman Sachs, 25 Shoe Lane, London EC4 4AU. Analysts and investors wishing to attend should register in advance by email to investor@rentokil-initial.com.

The event will also be available via a live audio webcast. Dial-in details will be provided on the Company's IR website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

For further information please contact:

Rentokil Initial plc
Peter Russell, Director of IR
07795 166506

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 June 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary